Via EDGAR (Correspondence)

June 25, 2018

Ms. Kathryn Jacobson
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549

Re:	Viacom Inc.
Form 10-K for the Fiscal Year Ended September 30, 2017
Filed November 16, 2017
File No. 001-32686

Dear Ms. Jacobson:

On behalf of Viacom Inc., set forth below, in bold type, are the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated June 5, 2018 concerning our Form 10-K for the fiscal year ended September 30, 2017, which was filed on November 16, 2017 (the “Form 10-K”). Directly following the Comments are our responses to the Comments. References to “we”, “us”, “our”, “Viacom” and the “Company” refer to Viacom Inc.

* * * * *
Form 10-K for the Fiscal Year Ended September 30, 2017

Risk Factors
Through National Amusements’ Voting Control of Viacom and CBS, Certain Directors and Stockholders May Face … Conflicts of Interest …, page 26

1.
You disclose that National Amusements, Inc. (“NAI”) is in a position to control the outcome of corporate actions that require stockholder approval. In light of recent developments, consider expanding your disclosure to address the scope of NAI’s control over corporate actions normally reserved for board action, including the specific types of actions that it can take to direct or control the outcome of certain matters. For example, discuss whether a controlling stockholder such as NAI has the ability to unilaterally amend your bylaws under the provisions of your certificate of incorporation and address the ability of a controlling stockholder to replace directors in order to compel certain results.

Additionally, we note your disclosure in your definitive proxy statement that Viacom Inc. has a majority of independent directors on its Board and maintains independent committees. Please consider making the following changes to your disclosure in future filings.

•	Expand your disclosure to explain the basis for the Company’s determination that the Board operates independently;

•	Address whether any actions have been taken that would cast doubt on or undermine the Board’s ability to operate independently;

•
Disclose the risk that any mechanism designed to maintain the Board’s independence, such as the provision in the bylaws allowing for the Board to issue a dividend that would have the effect of diluting a controlling stockholder’s voting stake, could be deemed invalid or challenged in a derivative action, or could be preempted by the controlling stockholders’ ability to take other actions.

We have reviewed our public disclosures with the Staff’s Comment in mind. We also note that we review and revise our disclosures on a regular basis – including in connection with the preparation of our annual proxy statement, our annual report on Form 10-K and our quarterly reports on Form 10-Q – to ensure that our disclosures are accurate and complete, and we will continue to do so going forward.

We respectfully submit that our public disclosures clearly describe the nature of NAI’s controlling interest in Viacom, and we note that among our most recent public filings, for example:

•
Our Annual Report on Form 10-K included a full page of risk factors devoted to NAI’s control of Viacom, and the relationships among NAI, CBS Corporation (“CBS”) and Viacom – including a risk factor that explicitly disclosed that NAI’s voting control of Viacom “allows it to control the election and removal of directors” (see Form 10-K, page 26).

•
Our Notice of 2018 Annual Meeting of Stockholders and our 2018 Proxy Statement, which were filed with the Commission on January 19, 2018, contained explicit disclosure about NAI’s voting control and ability to determine the outcome of the items under consideration at the Annual Meeting, including the election of directors (see Notice of Annual Meeting and Proxy Statement, pages 2 and 24).

•
Our consolidated financial statements included in our Annual Report on Form 10-K clearly identified NAI as our controlling stockholder (see Note 20 to consolidated financial statements (Related Party Transactions), Form 10-K, page 89).

Accordingly, we believe our disclosures make very clear that NAI, as our controlling stockholder, has broad rights associated with its voting control, and clearly disclose the resulting risk factors to investors.

However, in response to the Staff’s Comment, we will expand the referenced risk factor in future filings commencing with our Form 10-K for the fiscal year ending September 30, 2018 so that it explicitly discloses our controlling stockholder’s ability to amend our bylaws, substantially as follows (new text is underlined):

“National Amusements’ voting control of us allows it to control the outcome of corporate actions that require, or may be accomplished by, stockholder approval, including the election and removal of directors, stockholder-proposed amendments to our bylaws, and transactions involving a change in control. For so long as National Amusements retains voting control of us, our stockholders other than National Amusements will be unable to affect the outcome of any such corporate actions.”

We also note the Staff’s Comments regarding our Board’s independence. We respectfully refer the Staff to our extensive public disclosures regarding our Board composition and independence, including:

•
Disclosures in our Proxy Statement and Corporate Governance Guidelines that seven of our nine directors are deemed independent pursuant to NASDAQ listing standards as well as our Corporate Governance Guidelines, and that our Board assesses the independence of each director on an annual basis (see Proxy Statement, pages 9-11; Corporate Governance Guidelines, page 6).

•
Disclosures in our Proxy Statement and Corporate Governance Guidelines that our Board committees are comprised entirely of independent directors (see Proxy Statement, page 9; Corporate Governance Guidelines, page 6).

•	Disclosures in our Proxy Statement regarding our policies for monitoring and approving transactions between Viacom and “related persons” (see Proxy Statement, pages 11 and 24).

•
Provisions in our Corporate Governance Guidelines (and also described in our Proxy Statement) that require our independent directors to hold regular executive sessions, and the designation of a lead independent director when the offices of Chairman of the Board and Chief Executive Officer of Viacom are held by the same person (see Proxy Statement, pages 14 and 16; Corporate Governance Guidelines, pages 2-4).

We note that our Board members are aware of their fiduciary obligations, and we are not aware of any actions that would cast doubt on or undermine the Board’s ability to act independently.

We also note that there is pending litigation in Delaware state courts between NAI and CBS regarding, among other things, NAI’s controlling interest in CBS and the provision in CBS’s charter regarding dividends (which is identical to the provision in Viacom’s charter). Viacom is not a party to the litigation between CBS and NAI, and we do not read the final bullet in Comment 1 as suggesting that the Staff has formed a view on the purpose or effect of the dividend provision, or the proper interpretation of that provision or the outcome of the pending litigation. We do not believe it is appropriate for us to comment on the pending proceedings regarding CBS, or to modify our public disclosures to address circumstances at CBS. The rights held by NAI with respect to Viacom, and the exercise by NAI of those rights, are governed by Viacom’s organizational documents and Delaware law and — as noted above — our public disclosures make clear the extent of NAI’s control. Of course, we will continue to review our disclosures based upon the facts and circumstances as they relate to Viacom from time to time, and will consider the Staff’s Comments in connection with our preparation of our future filings.

2.
Revise to include an independent risk factor disclosing that your certificate of incorporation contains a provision renouncing your interest and expectancy in certain corporate opportunities. Similarly, consider adding new risk factor disclosure that no officer or director of your Company shall be liable to the Company for breach of any fiduciary duty concerning activities or corporate opportunities relating to CBS Corporation. Explain the scope of these provisions and describe how the potential conflicts of interest could have a material adverse effect on your business, financial condition, results of operations, or prospects. Finally, consider disclosing these provisions in your description of the material terms of the Company’s capital stock.

The Company respectfully submits that the Form 10-K included comprehensive risk factor disclosure with respect to potential conflicts of interest between Viacom and CBS, including as a result of the provision in our amended and restated certificate of incorporation requiring that we renounce our interest and expectancy in certain corporate opportunities (relevant text is underlined below):

“The National Amusements ownership structure and the common directors among National Amusements, Viacom and CBS could create, or appear to create, potential conflicts of interest when the directors and controlling stockholder of the commonly controlled entities face decisions that could have different implications for each entity. For example, potential conflicts of interest, or the appearance thereof, could arise in connection with the resolution of any dispute between us and CBS, or when we and CBS enter into any commercial arrangements with each other, despite review by our directors not affiliated with CBS. Our certificate of incorporation and the CBS certificate of incorporation both contain provisions related to corporate opportunities that may be of interest to us and to CBS, and these provisions create the possibility that a corporate opportunity of one company may be used for the benefit of the other company” (see Form 10-K, page 26; emphasis added).

However, in light of the Staff’s Comment, we will present our discussion of the “corporate opportunity” provision, and the liability of an officer or director of Viacom arising therefrom, in a standalone and expanded risk factor, commencing with our Form 10-K for the fiscal year ending September 30, 2018, substantially as follows:

“Our Certificate of Incorporation Could Prevent Us from Benefiting from Corporate Opportunities that Might Otherwise Have Been Available to Us

Our certificate of incorporation and the certificate of incorporation of CBS Corporation (“CBS”) both contain provisions related to corporate opportunities that may be of interest to both us and to CBS. Our certificate of incorporation provides that in the event that a director, officer or controlling stockholder of Viacom who is also a director, officer or controlling stockholder of CBS acquires knowledge of a potential corporate opportunity for both Viacom and CBS, such director, officer or controlling stockholder may present such opportunity to Viacom or CBS or both, as such director, officer or controlling stockholder deems appropriate in his or her sole discretion, and that by doing so such person will have satisfied his or her fiduciary duties, and shall not be liable, to Viacom or its stockholders. In addition, Viacom’s certificate of incorporation provides that Viacom renounces any interest in any such opportunity presented to CBS. These provisions create the possibility that CBS could have access to corporate opportunities from which Viacom could also benefit, which could have a material adverse effect on our business, financial condition or results of operations.”

* * * * *

In responding to the Staff’s Comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please call Stephen T. Giove at Shearman & Sterling LLP at (212) 848-7325.

Sincerely,

/s/ Christa A. D’Alimonte

Christa A. D’Alimonte
Executive Vice President, General Counsel and Secretary
Viacom Inc.

cc:	Robert M. Bakish, President and Chief Executive Officer, Viacom Inc.
Wade Davis, Executive Vice President, Chief Financial Officer, Viacom Inc.
Katherine Gill-Charest, Senior Vice President, Controller (Chief Accounting Officer), Viacom Inc.
Stephen T. Giove, Shearman & Sterling LLP
Bud Swartz, PricewaterhouseCoopers LLP